Exhibit 99.1

News release

Admission to trading of Biofrontera’s 1.00% qualified subordinated mandatory convertible bond 2020/2021

Leverkusen, Germany, August 20, 2020 – On August 18, 2020, Biofrontera AG (shares of Biofrontera AG ISIN: DE 00 6046113) announced the successful placement of the 1.00% qualified subordinated mandatory convertible bond 2020/2021 with gross proceeds of EUR 7.9 million. Within the scope of the issuance, 2,638,150 qualified subordinated mandatory convertible bearer bonds (the “Bond”) were issued. The subscription price equaled 100% of the nominal value, corresponding to EUR 3.00 per Bond.

The mandatory convertible bond 2020/2021, with the German Securities Identification Number A3E454 / ISIN DE000A3E4548, matures on December 20, 2021 and has been admitted for trading on the Open Market of the Frankfurt Stock Exchange as of today, August 20, 2020.

According to Section 8 (2) of the terms and conditions of the mandatory convertible bond 2020/2021, the issuer Biofrontera AG, has, for an unlimited period of time, the right of “mandatory conversion” any time after the stock price of Biofrontera’s shares (ISIN: DE0006046113) has exceeded EUR 4.50 at least once (“Mandatory Conversion Trigger Price”). The relevant stock price shall be the daily volume-weighted average quotation of the issuer’s shares determined on the XETRA trading platform of the Frankfurt Stock Exchange within a continuous period of fifteen trading days. The Mandatory Conversion Trigger Price has already been exceeded as of today according to the calculation described above, and the relevant average price stands at EUR 4.8350. The issuer reserves the right to decide at what point in time it will exercise its right of mandatory conversion and will select the most appropriate time to do so after taking into account all foreseeable circumstances. According to Section 16 of the terms and conditions of the mandatory convertible bond, the request for mandatory conversion will be published in the Federal Gazette as well as via a corporate news release.

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For enquiries, please contact: Biofrontera AG Thomas Schaffer, Chief Financial Officer	+49 (0) 214 87 63 2 0 ir@biofrontera.com

IR UK: Seton Services Toni Vallen	+44 (0) 207 229 0805

About Biofrontera:

Biofrontera AG is a biopharmaceutical company specializing in the development and sale of dermatological drugs and medical cosmetics.

The Germany-based company, with almost 200 employees worldwide, develops and markets innovative products for the care, protection and treatment of the skin. The company’s lead product is the combination of Ameluz®, a topical prescription drug, and medical device BF-RhodoLED® for the photodynamic therapy of certain superficial skin cancers and their precursors. Ameluz® has been marketed in the EU since 2012 and in the United States since May 2016. In addition, the company markets the prescription medication Xepi™ for the treatment of impetigo in the United States. In the EU, the company also sells the dermocosmetics series Belixos®, which offers specialized care for damaged or diseased skin.

Biofrontera is the first German founder-led pharmaceutical company to receive a centralized European and a US approval for a drug developed in-house. The Biofrontera Group was founded in 1997 by the current CEO Prof. Dr. Hermann Lübbert and is listed on the Frankfurt Stock Exchange (Prime Standard) and on the US NASDAQ.www.biofrontera.com.

Forward Looking Statements:

Certain statements in this press release are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995 regarding the public offering and the intended use of proceeds from the offering. These statements may be identified by the use of forward-looking words such as “anticipate,” “believe,” “forecast,” “estimate” and “intend,” among others. Such forward-looking statements are based on the currently held beliefs and assumptions of the management of Biofrontera AG, which are expressed in good faith and, in their opinion, reasonable. Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, financial condition, performance, or achievements of the Company, or industry results, to differ materially from the results, financial condition, performance or achievements expressed or implied by such forward-looking statements. These risks, uncertainties and other factors are set forth in the Registration Statement on Form F-1 filed with the SEC, including in the section “Risk Factors,” and in future reports filed with the SEC. Given these risks, uncertainties and other factors, prospective investors are cautioned not to place undue reliance on these forward-looking statements. The Company does not undertake an obligation to update or revise any forward-looking statement.

Biofrontera AG

Hemmelrather Weg 201 | D-51377 Leverkusen, Germany

Phone: +49 214 87632-0 | Telefax: +49 214 87632-90

info@biofrontera.com | www.biofrontera.com

Supervisory board: Dr. Ulrich Granzer (Chairman) | Jürgen Baumann (Vice-Chairman)

Executive board: Prof. Dr. rer. nat. Hermann Lübbert (CEO)

Thomas Schaffer (CFO)

Commercial register: Handelsregister Köln | Register number: HR B 49717 (AG)

VAT-identification number according to § 27 a UStG VAT act: DE 812374102